United States securities and exchange commission logo





                            March 4, 2024

       Jison Lim
       Director and Chairman
       Ten-League International Holdings Ltd
       16 Gul Drive
       Singapore 629467

                                                        Re: Ten-League
International Holdings Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 23,
2024
                                                            File No. 333-275240

       Dear Jison Lim:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1, Filed February 23, 2024

       Consolidated Statements of Changes in Shareholders' Equity, page F-5

   1. We note your disclosure here and elsewhere in your filing that 27,796,502 shares are outstanding from
January 1, 2021 to prior to the offering. We also noted you
                                                        retrospectively
adjusted for the February 16, 2024 stock split and share surrender transaction. Please
provide your calculation of how you computed the revised outstanding shares and the guidance
you relied upon to support your accounting.
 Jison Lim
FirstName
Ten-LeagueLastNameJison    Lim
            International Holdings Ltd
Comapany
March      NameTen-League International Holdings Ltd
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
       Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Louise L. Liu